SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.     )*

Radius Health, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

750469 108

(CUSIP Number)

Morag Law
Devon House, 3rd Floor
12-15 Dartmouth Street
London SW1H 9BL
United Kingdom

Tel: (01144) 20 7654 5853

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 23, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following page)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons F2 Bioscience III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 4,070,338(1)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 4,070,338(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,070,338(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 13.6%(1)

14	Type of Reporting Person PN

(1)   The Reporting Person is party to certain agreements with the other Reporting Persons referenced in this Schedule 13D and with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of the Reporting Person’s shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in this Schedule 13D), comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

The percentage is calculated based upon 30,011,651 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 867,204 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 29,144,447 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment) (as defined in this Schedule 13D)) that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the SEC on March 15, 2013, in the Series B Stock Purchase Agreement (as defined in this Schedule 13D) filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2013, and as disclosed to the Reporting Persons by the Issuer separately.  Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, excluding shares held by any of the Separately Filing Group Members (as defined below), as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 82.44%.

1	Names of Reporting Persons F2 Bioscience GP Ltd

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 4,070,338(1)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 4,070,338(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,070,338(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 13.6%(1)

14	Type of Reporting Person OO

(1)   Consists of 4,070,388 shares owned by F2 Bioscience III, L.P. (“F2”).  The Reporting Person is the General Partner of F2.  F2 is party to certain agreements with the Separately Filing Group Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of F2’s shares of Common Stock. As a result, F2 may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members. Such group may be deemed to also include the Reporting Person based on its relationship with F2.  Except as noted, shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

The percentage is calculated based upon 30,011,651 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 867,204 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 29,144,447 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment) (as defined in this Schedule 13D)) that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the SEC on March 15, 2013, in the Series B Stock Purchase Agreement (as defined in this Schedule 13D) filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2013, and as disclosed to the Reporting Persons by the Issuer separately.  Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, excluding shares held by any of the Separately Filing Group Members (as defined below), as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 82.44%.

1	Names of Reporting Persons Dr. Morana Jovan-Embricos

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 4,070,338(1)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 4,070,338(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,070,338(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 13.6%(1)

14	Type of Reporting Person IN

(1)   Consists of 4,070,388 shares owned by F2 Bioscience III, L.P. (“F2”).  The Reporting Person is a member of F2 Bioscience GP Ltd. (“F2 GP”), the General Partner of F2.  F2 is party to certain agreements with the Separately Filing Group Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of F2’s shares of Common Stock. As a result, F2 may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members. Such group may be deemed to also include the Reporting Person based on its relationship with F2.  Except as noted, shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

The percentage is calculated based upon 30,011,651 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 867,204 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 29,144,447 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment) (as defined in this Schedule 13D)) that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the SEC on March 15, 2013, in the Series B Stock Purchase Agreement (as defined in this Schedule 13D) filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2013, and as disclosed to the Reporting Persons by the Issuer separately.  Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, excluding shares held by any of the Separately Filing Group Members (as defined below), as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 82.44%.

1	Names of Reporting Persons Katherine Priestley

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 4,070,338(1)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 4,070,338(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,070,338(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 13.6%(1)

14	Type of Reporting Person IN

(1)   Consists of 4,070,388 shares owned by F2 Bioscience III, L.P. (“F2”).  The Reporting Person is a member of F2 Bioscience GP Ltd. (“F2 GP”), the General Partner of F2.  F2 is party to certain agreements with the Separately Filing Group Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of F2’s shares of Common Stock. As a result, F2 may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members. Such group may be deemed to also include the Reporting Person based on its relationship with F2.  Except as noted, shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

The percentage is calculated based upon 30,011,651 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 867,204 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 29,144,447 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment) (as defined in this Schedule 13D)) that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the SEC on March 15, 2013, in the Series B Stock Purchase Agreement (as defined in this Schedule 13D) filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2013, and as disclosed to the Reporting Persons by the Issuer separately.  Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, excluding shares held by any of the Separately Filing Group Members (as defined below), as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 82.44%.

1	Names of Reporting Persons F2 Capital Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 4,070,338(1)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 4,070,338(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,070,338(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 13.6%(1)

14	Type of Reporting Person OO

(1)   Consists of 4,070,388 shares owned by F2 Bioscience III, L.P. (“F2”).  The Reporting Person provides investment advisory services to F2.  F2 is party to certain agreements with the Separately Filing Group Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of F2’s shares of Common Stock. As a result, F2 may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members. Such group may be deemed to also include the Reporting Person based on its relationship with F2.  Except as noted, shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

The percentage is calculated based upon 30,011,651 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 867,204 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 29,144,447 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment) (as defined in this Schedule 13D)) that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the SEC on March 15, 2013, in the Series B Stock Purchase Agreement (as defined in this Schedule 13D) filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2013, and as disclosed to the Reporting Persons by the Issuer separately.  Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, excluding shares held by any of the Separately Filing Group Members (as defined below), as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 82.44%.

Item 1.  Security and Issuer

This Schedule 13D is filed by the Reporting Persons (as hereinafter defined) with respect to the Common Stock, $.0001 par value (the “Common Stock”), of Radius Health, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 201 Broadway, 6th floor, Cambridge, Massachusetts 02139.

Item 2.  Identity and Background.

Each of the following is individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”  This statement is filed on behalf of:

F2 Bioscience III, L.P.

F2 Bioscience GP Ltd

Dr. Morana Jovan-Embricos

Katherine Priestley

F2 Capital Limited

The address, the present principal occupation or employment, and the state of citizenship or organization for each of the Reporting Persons can be found on Schedule A, the contents of which are incorporated herein to this Item 2 by reference.

During the last five years, none of the Reporting Persons (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the other persons referred to on Schedule B attached to this Schedule 13D (the “Separately Filing Group Members”). It is the understanding of the Reporting Persons that the Separately Filing Group Members have filed separate Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Act. Schedule B attached to this Schedule 13D sets forth certain information concerning the Separately Filing Group Members, which information is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

Item 3.  Source and Amount of Funds or Other Consideration.

Pursuant to an Agreement and Plan of Merger dated April 25, 2011 (the “Merger Agreement”), by and among the Issuer (under its former name of MPM Acquisition Corp.), RHI Merger Corp., a Delaware corporation and wholly owned subsidiary of the Company (“MergerCo”), and Radius Health, Inc., a Delaware corporation (the “Former Operating Company”), MergerCo merged with and into the Former Operating Company, with the Former Operating Company remaining as the surviving entity and a wholly-owned operating subsidiary of the Issuer. This transaction is referred to as the “Merger.” The Merger was effective as of May 17, 2011, upon the filing of a certificate of merger with the Delaware Secretary of State.  At the effective time of the Merger (the “Effective Time”), the legal existence of MergerCo ceased and all of the shares of the Former Operating Company’s common stock, par value $.01 per share (the “Former Operating Company Common Stock”), and shares of the Former Operating Company’s preferred stock, par value $.01 per share (the “Former Operating Company Preferred Stock”), that were outstanding immediately prior to the Merger were cancelled and each outstanding share of Former Operating Company Common Stock outstanding immediately prior to the Effective Time was automatically converted into the right to receive one share of Common Stock and each outstanding share of Former Operating Company Preferred Stock outstanding immediately prior to the Effective Time was automatically converted into the right to receive one-tenth of one share of the Issuer’s Preferred Stock, par value $.0001 per share (the “Preferred Stock”) as consideration for the Merger.  Each share of the Preferred Stock is convertible into ten (10) shares of the Common Stock.

Following the Merger, on May 17, 2011, the Issuer’s Board of Directors approved a transaction pursuant to which the Former Operating Company merged with and into the Issuer, leaving the Issuer as the surviving corporation (the “Short-Form Merger”). In connection with the Short-Form Merger, the Issuer relinquished its corporate name and assumed in its place the name “Radius Health, Inc.” The Short-Form Merger and name change became effective on May 17, 2011, upon the filing of a Certificate of Ownership and Merger with the Delaware Secretary of State.

On November 18, 2011, pursuant to the terms of that certain Series A-1 Convertible Preferred Stock Purchase Agreement (as amended, the “Stock Purchase Agreement”), dated as of April 25, 2011, among the Issuer and the investors referenced therein (the “Investors”), the Issuer issued an aggregate of 263,178 shares (the “Stage II Series A-1 Shares”) of Series A-1 Stock to the Investors.  Such shares were issued in connection with the consummation of the Stage II Closing contemplated by the Stock Purchase Agreement at a purchase price of $81.42 per share resulting in aggregate proceeds to the Issuer of $21,427,952.76.  On December 14, 2011, pursuant to the terms of the Stock Purchase Agreement, the Issuer issued an aggregate of 263,180 shares (the “Stage III Series A-1 Shares” and together with the Stage II Series A-1 Shares, the “Series A-1 Shares”) of its Series A-1 Stock, to the Investors.  Such shares were issued in connection with the consummation of the Stage III Closing contemplated by the Stock Purchase Agreement at a purchase price of $81.42 per share resulting in aggregate proceeds to the Issuer of $21,428,115.60.

On April 23, 2013, pursuant to the terms of that certain Series B Convertible Preferred Stock and Warrant Purchase Agreement (the “Series B Stock Purchase Agreement”), dated as of April 23, 2013, among the Issuer and the investors referenced therein (the “Series B Investors”), the Issuer issued to the Series B Investors (i) an aggregate of 700,098 shares (the “Series B Shares”) of its Series B Convertible Preferred Stock, par value $.0001 per share, and (ii) warrants to purchase, for an initial exercise price of $6.142 per share, up to an aggregate of 1,750,248 shares of Common Stock (the “Warrants” and together with the Series B Shares, the “New Securities”).  Such New Securities were issued in connection with the consummation of the Initial Closing contemplated by the Series B Stock Purchase Agreement in exchange for aggregate proceeds received by the Issuer of $43,000,019.16.  The issuance of the New Securities resulted in an adjustment to the conversion price (the “Anti-Dilution Adjustment”) at which each share of the Issuer’s Series A-1 Stock, Series A-2 Stock and Series A-3 Convertible Preferred Stock, par value $.0001 per share (the “Series A-3 Stock”), is convertible into shares of Common Stock.  As a result of the Anti-Dilution Adjustment, the effective conversion price of each share of Series A-1 Stock, Series A-2 Stock and Series A-3 Stock was reduced from $8.142 to $7.612.  Accordingly, each share of Series A-1 Stock, Series A-2 Stock and Series A-3 Stock is convertible into 10.696 shares of Common Stock. F2 purchased (i) 325,627 shares of the Series B Shares and (ii) a warrant to purchase 814,068 shares of Common Stock (the “F2 Warrant”) for an aggregate price of $20,000,010.34 at the Initial Closing.  The source of the funds for such purchase was working capital of F2.

Following the Merger, the Short-Form Merger, the Preferred Stock Purchases, the Anti-Dilution Adjustment and the Option Exercises, and assuming the conversion of all issued and outstanding shares of Preferred Stock and Warrants, each of the Reporting Persons owns the shares noted next to the name of such Reporting Person in Schedule C attached hereto.

Item 4.  Purpose of the Transaction.

Each of the Reporting Persons acquired the shares indicated next to the name of such Reporting Person in Schedule C for investment purposes.  Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, any or all of the Reporting Persons may dispose of or acquire additional shares of the Issuer in compliance with applicable law.

Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)                                 The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)                                 An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)                                  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)                                 Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                                  Any material change in the present capitalization or dividend policy of the Issuer;

(f)                                   Any other material change in the Issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)                                  Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)                                 Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                                     A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)                                    Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)                                 Aggregate number of securities beneficially owned by each Reporting Person disclosed in Item 2: See Line 11 of the cover sheets.

Percent of Class:  See Line 13 of the cover sheets.  The percentages set forth on the cover sheets for each Reporting Person are calculated based upon 30,0011,651 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 867,204 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 29,144,447 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment) that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the SEC on March 15, 2013, in the Series B Stock Purchase Agreement filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2013, and as disclosed to the Reporting Persons by the Issuer separately.

In the aggregate, the Reporting Persons disclosed in Item 2 together own 4,070,338 shares of Common Stock issuable upon conversion of (i) all shares of Preferred Stock, excluding shares held by any of the Separately Filing Group Members, as to which the Reporting Persons disclosed in Item 2 disclaim beneficial ownership, and (ii) the F2 Warrant.  In the aggregate, such shares, excluding for purposes of calculation shares held by any of the Separately Filing Group Members, constitute 13.6% of the Common Stock (calculated on an as-converted basis).

(b)                                 Regarding the number of shares as to which such person has:

(i)                                     sole power to vote or to direct the vote:

See Line 7 of cover sheets.

(ii)                                  shared power to vote or to direct the vote:

See Line 8 of cover sheets.

(iii)                               sole power to dispose or to direct the disposition:

See Line 9 of cover sheets.

(iv)                          shared power to dispose or to direct the disposition:

See Line 10 of cover sheets.

Schedule B attached to this Schedule 13D sets forth, as of the date hereof, the number of shares owned on an as-converted basis and the percentage of shares as calculated (a) based upon 30,011,651 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 867,204 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 29,144,447 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment) that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the SEC on March 15, 2013, in the Series B Stock Purchase Agreement filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2013, and as disclosed to the Reporting Persons by the Issuer separately, and (b) in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act. All information with respect to the Separately Filing Group Members is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members or on information provided separately to the Reporting Persons by the Issuer.

(c)                                  Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock of the Issuer during the last 60 days.

(d)                                 No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

(e)                                  Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

F2 is a party to the Third Amended and Restated Stockholders’ Agreement, dated April 23, 2013, among the Issuer and the stockholders party thereto (the “Restated Stockholders’ Agreement”), which is attached as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 23, 2013 and incorporated by reference herein.  The Restated Stockholders’ Agreement amends and restates that certain Amended and Restated Stockholders’ Agreement, dated May 17, 2011, among the Company and the stockholder parties thereto (as amended by Amendment No. 1 thereto, dated as of November 7, 2011, Amendment No. 2 thereto, dated as of November 7, 2011, and Amendment No. 3 thereto, dated as of December 15, 2011) and terminates in its entirety that certain Second Amended and Restated Stockholders’ Agreement, dated as of February 13, 2012, among the Company and the stockholder parties thereto.

F2 and F2 Capital are party to an Investment Advisory Agreement, dated April 22, 2013 (the “Advisory Agreement”), which is attached as Exhibit 6 hereto and incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits.

Exhibit Number	Description
1	Joint Filing Agreement, dated May 2, 2013, by and among the Reporting Persons
2	Agreement and Plan of Merger, dated April 25, 2011*
3	Series A-1 Convertible Preferred Stock Purchase Agreement, dated as of April 25, 2011, among the Issuer and the investors referenced therein, as amended**
4	Series B Convertible Preferred Stock and Warrant Purchase Agreement, dated as of April 23, 2013, among the Issuer and the investors referenced therein***
5	Third Amended and Restated Stockholders’ Agreement dated April 23, 2013, by and among the Issuer and the stockholders party thereto***
6	Investment Advisory Agreement, dated April 22, 2013 by and among F2 Bioscience III, L.P. and F2 Capital Limited
7	Power of Attorney relating to F2 Bioscience III, L.P., F2 Bioscience GP Ltd, Dr. Morana Jovan-Embiricos, Katherine Priestley and F2 Capital Limited

*                             Incorporated by reference from the Issuer’s Current Report on Form 8-K dated April 25, 2011 and filed with the Securities and Exchange Commission on April 29, 2011.

**                      Incorporated by reference from the Issuer’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on November 7, 2011.

***               Incorporated by reference from the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 25, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2013

F2 BIOSCIENCE III, L.P.
By: F2 Bioscience GP Ltd,
its general partner

	By:	/s/ Daniel Shapiro
Name: Daniel Shapiro
Title: Authorised Signatory

Signature Page to 13D

F2 BIOSCIENCE GP LTD

By:	/s/ Daniel Shapiro
Name: Daniel Shapiro
Title: Authorised Signatory

Signature Page to 13D

/s/ Dr. Morana Jovan-Embiricos
Dr. Morana Jovan-Embiricos

Signature Page to 13D

/s/ Katherine Priestley
Katherine Priestley

Signature Page to 13D

F2 CAPITAL LIMITED

By:	/s/ Morana Jovan-Embiricos
	Name:	Dr Morana Jovan-Embiricos
	Title:	Director

Signature Page to 13D

Schedule A

Certain Information Regarding the Reporting Persons

NAME	RESIDENCE OR BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT	STATE OF CITIZENSHIP OR ORGANIZATION
F2 Bioscience III, L.P.	Ugland House South Church Street P.O. Box 309 George Town KY1-1104 Grand Cayman, Cayman Islands	Identifying, making and realizing investments	Cayman Islands

F2 Bioscience GP Ltd	Ugland House South Church Street P.O. Box 309 George Town KY1-1104 Grand Cayman, Cayman Islands	Investment management	Cayman Islands

Dr. Morana Jovan Embiricos	Devon House, 3rd Floor 12-15 Dartmouth Street London SW1H 9BL United Kingdom	Investment management	United Kingdom

Katherine Priestley	Devon House, 3rd Floor 12-15 Dartmouth Street London SW1H 9BL United Kingdom	Business management	United Kingdom

F2 Capital Limited	PO Box 3175 Road Town Tortola VG1110 British Virgin Islands	Investment management	British Virgin Islands

Schedule B

Certain Information Regarding the Separately Filing Group Members(1)

Separately Filing Group Member(2)	Outstanding Shares (as converted)	Voting % of Outstanding Shares	Beneficial Ownership
F2 Bioscience III, L.P.	3,256,270	10.8%	79.0%
MPM Bioventures III, L.P.	374,858	1.3%	30.2%
MPM Bioventures III-QP, L.P.	5,575,379	18.6%	86.5%
MPM Bioventures III GMBH & Co. Beteiligungs KG	471,174	1.6%	35.2%
MPM Bioventures III Parallel Fund, L.P.	168,336	0.6%	16.3%
MPM Asset Management Investors 2003 BVIII LLC	107,907	0.4%	11.1%
MPM Bio IV NVS Strategic Fund, L.P.	3,912,200	13.0%	81.9%
The Wellcome Trust Limited, as Trustee of the Wellcome Trust	3,068,662	10.2%	78.0%
HealthCare Ventures VII, L.P.	2,445,853	8.1%	75.7%
OBP IV — Holdings LLC	1,964,588	6.5%	69.7%
mRNA II - Holdings LLC	19,681	0.1%	2.2%
BB Biotech Ventures II, L.P.	2,354,690	7.8%	73.1%
Nordic Bioscience Clinical Development VII A/A	64,430	0.2%	1.6%
Biotech Growth N.V.	2,290,595	7.6%	72.5%
Ipsen Pharma SAS	185,323	0.6%	17.6%
Brookside Capital Partners Fund, L.P.	2,127,785	7.1%	71.0%
Julianne Glowacki PhD	93	0.0%	0.0%
Raymond F. Schinazi	36,346	0.10%	4.0%
David E. Thompson Revocable Trust	22,479	0.06%	2.5%
Hostetler Family Trust UTD 3/18/92, Karl Y. Hostetler and Margaretha Hostetler, Co-Trustees	8,195	0.0%	0.9%
H. Watt Gregory III	15,196	0.1%	2.3%*
The Richman Trust Dated 2/6/83, Douglas D. Richman, Co-Trustee and Eva A. Richman, Co-Trustee	7,435	0.0%	0.9%
The Breining Family Trust Dated August 15, 2003	4,633	0.0%	0.5%
Dennis A. Carson	533	0.0%	0.1%
The Jonnie K. Westbrook Revocable Trust, Dated March 17, 2000, Jonnie K. Westbrook, Trustee	363	0.0%	0.0%
Stavros C. Manolagas	91,040	0.3%	10.5%
Michael Rosenblatt MD	44,803	0.1%	5.2%
Patricia E. Rosenblatt	43,028	0.1%	5.0%
Dr. John Potts, Jr and Susanne K. Potts Irrevocable Trust for	20,291	0.1%	2.3%

(1) All references to the number of shares outstanding are based upon 30,011,651 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 867,204 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 29,144,447 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment)) that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the SEC on March 15, 2013, in the Series B Stock Purchase Agreement filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2013, and as disclosed to the Reporting Persons by the Issuer separately.  Because each stockholder of the Issuer is a party to certain agreements with the other stockholders of the Issuer, which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock, each stockholder of the Issuer may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in this Schedule 13D).  Shares listed as beneficially owned in this table exclude shares held by any Reporting Person or by any of the other Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.

(2) See the Schedule 13D (or an amendment thereto to the extent any material change in the facts set forth in any Schedule 13D previously filed by any Separately Filing Group Member has occurred) filed, or that the Reporting Persons anticipate will be filed, separately by each Separately Filing Group Member, which includes, or will include, information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

Stephan K. Potts dated 6-15-05
John Thomas Potts MD	48,492	0.2%	7.1	%**
John A. Katzenellenbogen Trust Under Agreement Dated August 2, 1999	40,438	0.1%	4.7%
John A. Katzenellenbogen PhD	56,065	0.2%	6.5%
Bart Henderson	30,468	0.1%	3.5%
Board of Trustees of the University of Arkansas	17,333	0.1%	2.0%
Benjamin C. Lane	8,125	0.0%	0.9%
Ruff Trust, F. Bronson Van Wyck, Trustee	5,487	0.0%	0.6%
H2 Enterprises, LLC	5,124	0.0%	0.6%
Stavroula Kousteni PhD	421	0.0%	0.0%
Robert L. Jilka PhD	572	0.0%	0.1%
Robert S. Weinstein MD	421	0.0%	0.0%
Teresita M. Bellido PhD	234	0.0%	0.0%
Dotty Paquin	891	0.0%	0.1%
Thomas E. Sparks Jr.	883	0.0%	0.1%
Samuel Ho	833	0.0%	0.1%
Charles O’Brien PhD	140	0.0%	0.0%
Alwyn Michael Parfitt MD	280	0.0%	0.0%
Barnett Pitzele	266	0.0%	0.0%
Benita S. Katzenellenbogen PhD	187	0.0%	0.0%
Kelly Colbourn	102	0.0%	0.0%
Socrates E. Papapoulos MD	93	0.0%	0.0%
Tonya D. Goss	66	0.0%	0.0%
The Kent C. Westbrook Revocable Trust, Dated March 17, 2000, Kent C. Westbrook, Trustee	46	0.0%	0.0%
Maysoun Shomali	2,383	0.0%	0.3%
Jonathan Guerriero	2,500	0.0%	2.3	%***
E. Kelly Sullivan	937	0.0%	0.1%
Cecil Richard Lyttle	66,666	0.2%	45.8	%****
Louis O’Dea	193,087	0.6%	22.3%
Brian Nicholas Harvey	30,000	0.1%	20.2	%*****
Christopher Miller	63,853	0.2%	7.4%

* Calculation of beneficial ownership percentage includes 5,124 shares of Common Stock held by H2 Enterprises, LLC, a company with which the Reporting Person is affiliated.

** Calculation of beneficial ownership percentage includes 14,048 options to purchase Common Stock anticipated to be exercisable within 60 days within 60 days of March 31, 2013.

*** Calculation of beneficial ownership percentage includes 17,999 options to purchase Common Stock anticipated to be exercisable within 60 days within 60 days of March 31, 2013.

**** Calculation of beneficial ownership percentage includes 610,830 options to purchase Common Stock anticipated to be exercisable within 60 days within 60 days of March 31, 2013.

***** Calculation of beneficial ownership percentage includes 181,718 options to purchase Common Stock anticipated to be exercisable within 60 days within 60 days of March 31, 2013.

Schedule C

Share Ownership of the Reporting Persons

NAME	SHARE OWNERSHIP
F2 Bioscience III, L.P.

4,070,338 shares of Common Stock, which are issuable to this Reporting Person upon the conversion of 325,627 shares of Issuer Series B Preferred Stock and a warrant to purchase 814,068 shares of Issuer Common Stock

F2 Bioscience GP Ltd	4,070,338 shares of Common Stock, consisting of the shares owned by F2 Bioscience III, L.P.
Dr. Morana Jovan Embiricos	4,070,338 shares of Common Stock, consisting of the shares owned by F2 Bioscience III, L.P.
Katherine Priestley	4,070,338 shares of Common Stock, consisting of the shares owned by F2 Bioscience III, L.P.
F2 Capital Limited	4,070,338 shares of Common Stock, consisting of the shares owned by F2 Bioscience III, L.P.

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement on Schedule 13D, and any subsequent amendments thereto, to which this exhibit is attached is filed on behalf of each of them in the capacities set forth below.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 2nd day of May, 2013.

F2 BIOSCIENCE III, L.P.

By: F2 Bioscience GP Ltd, its general partner

By:	/s/ Daniel Shapiro
Name: Daniel Shapiro
Title: Authorised Signatory

F2 BIOSCIENCE GP LTD

By:	/s/ Daniel Shapiro
Name: Daniel Shapiro
Title: Authorised Signatory

/s/ Morana Jovan-Embiricos
Dr. Morana Jovan-Embiricos

/s/ Katherine Priestely
Katherine Priestley

F2 CAPITAL LIMITED

By:	/s/ Morana Jovan-Embiricos
Name: Dr. Morana Jovan-Embiricos
Title: Director

Signature Page Joint Filing Agreement

Exhibit 6

DATED THE 22nd DAY OF APRIL 2013

F2 BIOSCIENCE III L.P.

and

F2 CAPITAL LIMITED

and

PARK VALE CAPITAL LTD

INVESTMENT ADVISORY AGREEMENT

THIS AGREEMENT is made on the 22nd day of April 2013

BETWEEN

(1)                                F2 Bioscience III L.P., a Cayman Islands exempted limited partnership having its registered office at Ugland House, South Church Street, PO Box 309, Grand Cayman, KY1-1104, Cayman Islands (hereinafter called the “SPV”);

AND

(2)                                F2 Capital Limited, a British Virgin Islands limited company having its registered office at PO Box 3175, Road Town, Tortola, British Virgin Islands (hereinafter called the “BVI Investment Adviser”);

AND

(3)                                Park Vale Capital Ltd, an English limited company incorporated in London, England on 11 September 2012, having its registered office at Devon House 3rd Floor, 12-15 Dartmouth Street, London SW1H 9BL, which is registered with and regulated by the United Kingdom’s Financial Conduct Authority (hereinafter called the “UK Investment Adviser”);

WHEREAS

(A)                               The SPV is a Cayman Islands exempted limited partnership formed in the Cayman Islands on 22 March 2013.

(B)                               The SPV wishes to appoint both the BVI Investment Adviser and the UK Investment Adviser, to provide the services set out herein and both the BVI Investment Adviser and the UK Investment Adviser (together the “Investment Advisors”) wish to accept such appointment on the terms and conditions of this Agreement.

NOW IT IS HEREBY AGREED by and between the parties as follows:

1.                                      INTERPRETATION

1.1                               Definitions

In this Agreement including the Recitals except where the context otherwise requires the following terms have the meaning assigned to them:

“Administrator”	Maples Fund Services (Ireland) Limited

“Commencement Date”	the date of commencement of this Agreement which shall be the date written at the top of the first page of the Agreement

“Confidential Information”	any information relating to the portfolio, finances,

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business, transactions, or affairs of the SPV

“Directors”	Mark Fagan

“Gross Negligence”

any act or omission showing so marked a departure from the normal standard of conduct of a professional person exercising ordinary professional care and skill as to demonstrate reckless or willful disregard of the consequences of that act or omission

“Investment Program”	the investment in Series B Preferred Stock of Radius Health, Inc.

“Investments”	the investment in Series B Preferred Stock of Radius Health, Inc.

“Proper Instructions”	instructions given by the SPV to either the BVI Investment Adviser and/or the UK Investment Adviser in accordance with the provisions of Section 7 hereof

1.2                               Further Definitions

In this Agreement:

(i)                                     any reference to the singular includes reference to the plural and vice versa and reference to the masculine gender includes reference to the feminine and neuter genders and vice versa;

(ii)                                  unless otherwise expressly stated to the contrary herein, any reference to any section, sub-section, paragraph or sub-paragraph (as the case may be) shall be deemed to be a reference to the relevant section, sub-section, paragraph or sub-paragraph (as the case may be) of, or to this Agreement;

(iii)                               any reference to persons includes reference to any legal person and to any body corporate, unincorporated association, partnership, trust, unit trust, mutual fund or other collective investment scheme and the manager or trustee of any such collective investment scheme;

(iv)                              the headings are inserted for convenience of reference only and shall not in any way form part of or affect or be taken into account in the construction or interpretation of any provision of this Agreement or the Schedule hereto; and

(v)                                 words such as “hereunder”, “hereto”, “hereof” and “herein” and other words commencing with “here” shall, unless otherwise expressly stated to the contrary herein, refer to the particular section, sub-section, paragraph, sub-paragraph or

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schedule of or to this Agreement or, as the context may require, to the whole of this Agreement.

2.                                      APPOINTMENT AND AUTHORITY OF THE INVESTMENT ADVISORS

2.1                               The SPV appoints the Investment Advisors and the Investment Advisors agree with effect from the Commencement Date to act (subject always to the overall policy, Proper Instructions and supervision of the Directors) as the Investment Advisors of the SPV. The BVI Investment Adviser is appointed with respect to the investment, management and realisation of the cash and other assets of the SPV and to act as agent for and on behalf of the SPV in identifying, selecting, purchasing, acquiring, managing, exchanging and disposing of Investments in accordance with, and in furtherance of, the Investment Program on the terms and subject to the provisions of this Agreement.

2.2                               Without limiting the generality of section 2.1, but subject to section 3 below, the BVI Investment Advisor shall have full power and discretionary authority on behalf of and for the account of the SPV to provide such management and advisory services as requested by the SPV in accordance with the overall policy set by the SPV, Proper Instructions and the Investment Program and within the parameters set by the Directors and to enter into any agreement, contract, transaction or arrangement in relation to the purchase, acquisition, holding, exchange, variation, transfer, sale or disposal of any Investments on behalf of the SPV and shall have full authority to bind the SPV.

2.3                               The Investment Advisors may not hold any monies or investments on behalf of the SPV.

2.4                               The Investment Advisors shall be entitled to delegate all or any part of their duties and responsibilities to such person or persons and upon such terms as to remuneration and otherwise as it shall determine. The Investment Advisors shall be liable for the acts and omissions of any such delegate. The SPV shall, on the reasonable request of the Investment Advisors, join in any agreement with the delegate and shall give the same representations and warranties and the same indemnities as in this Agreement.

3.                                      SERVICES

3.1                               During the continuance of this Agreement, the Investment Advisors shall render such advisory and related services to the SPV as it may from time to time require from the Investment Advisors in connection with the investment, management and realisation of the cash and other assets of the SPV and the purchase, acquisition, holding, exchange, variation, transfer, sale or disposal thereof and in particular, but without limiting the generality of the foregoing, the Investment Advisors shall:

(a)                                 Enter into any other contracts or agreements in connection with their role as Investment Advisors to the SPV.

(b)                                 Prepare such material and provide such information (other than accounts) for inclusion in annual or other reports for the SPV as the SPV may from time to time reasonably require.

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(c)                                  Monitor the Investment Program and propose to the SPV any changes.

(d)                                 Engage consultants, attorneys, independent accountants or such other persons as the Investment Advisors may deem necessary or advisable.

3.2                               In carrying out their duties under Section 3.1 hereof, the Investment Advisors shall comply with all reasonable Proper Instructions and shall have due regard to and comply with:

(a)                                 overall policies and directions of the SPV and the specific instructions of the Director and the parameters set by the director;

(b)                                 the primary objectives of the Investment Program;

(c)                                  any restrictions for the time being contained in any statements of Investment Program;

(d)                                 any investment restrictions (including the exemptions and savings) agreed with the SPV;

(e)                                  the provisions of applicable laws, regulations and rules in any country in which the SPV invests;

(f)                                   the terms of any exchange control consent and any other present or future government or regulatory consents of any relevant jurisdiction in relation to the SPV and its assets; and

(g)                                  any other matter to which a prudent Investment Advisors should reasonably pay regard in the proper discharge of its duties.

4.                                      PROFESSIONAL ADVICE

4.1                               In carrying out their duties in accordance with this Agreement, the Investment Advisors may only with the express approval of the SPV obtain and pay for such expert or professional advice or services as may be necessary or desirable for the performance of their duties under this Agreement and in particular, but without prejudice to the generality of the foregoing, the Investment Advisors may refer any legal question to the SPV legal advisers, and may rely and act on any expert or professional opinion or advice, including any legal opinion or advice given by the SPV legal advisers, and in the absence of Gross Negligence, wilful default or fraud, the Investment Advisors shall not be responsible for any loss or damage occasioned by their so acting.

5.                                      OBLIGATIONS OF THE SPV

5.1                               The SPV shall provide the Investment Advisors with (or procure the provision to the Investment Advisors of) such information or advice relating to or in connection with the SPV which it is reasonably necessary for the Investment Advisors to receive with a view to the proper discharge of their duties and functions hereunder or which the Investment Advisors shall reasonably request for such purpose.

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5.2                               The SPV shall undertake to obtain all necessary licenses and consents which may be required to carry on its business.

5.3                               The SPV shall provide the Investment Advisors (at the cost of the SPV) with such copies of the annual reports and such other documents (including all shareholder notices and reports) issued by or relating to the SPV from time to time as the Investment Advisors shall reasonably request.

5.4                              The SPV will notify the Investment Advisors immediately if any of the information or advice provided by or on behalf of the SPV under this Section shall cease to be true and accurate in any material respect or shall have become misleading in any material respect.

6.                                      REMUNERATION OF THE INVESTMENT ADVISORS

6.1                               In consideration of their services hereunder, the Investment Advisors shall be entitled to receive the investment advisory fees as more particularly set out in the Schedule to this Agreement. The investment advisory fees set out in the Schedule to this Agreement may only be altered by agreement in writing between all of the Parties to this Agreement to amend the Schedule to this Agreement. The Investment Advisors shall each separately nominate the bank accounts to which the investment advisory fees should be paid. The Investment Advisors shall also be entitled to reimbursement of all costs and expenses incurred by them in the performance of their duties.

6.2                               The Investment Advisory Fees will be pro-rated on a daily basis for any period that is less than a full calendar quarter. The Investment Advisory Fees will be payable not later than twentieth (20th) calendar day of the month that includes the first date as of which the Investment Advisory Fee is calculated, or as otherwise agreed between the parties hereto in writing.

6.3                               Should either of the Investment Advisors delegate any of its duties and functions, that Investment Adviser shall be responsible for the fees of any person to whom it delegates any of its duties and functions.

7.                                      PROPER INSTRUCTIONS

7.1                               Any instructions to be given by the SPV shall be written, or emailed by such one or more person or persons as the SPV shall from time to time have authorised to give the particular class of instructions in question. Different persons may be authorised to give instructions for different purposes. A certified copy of a resolution of the Directors may be received and accepted by the Investment Advisors as conclusive evidence of the authority of any such person to act and may be considered as in full force and effect until receipt of a written notice to the contrary.

7.2                               Instructions given by the SPV shall be acknowledged by the Investment Advisors acting upon them unless the SPV is advised that the Investment Advisors believe such compliance may not be practicable or might involve any of the parties in a contravention of any law, rule or regulation.

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8.                                      LIABILITY OF THE INVESTMENT ADVISORS

8.1                               Neither of the Investment Advisors shall be liable for any losses, damages, costs or expenses “Loss” suffered by the SPV, or any other person in connection with this Agreement, or the performance of that Investment Adviser’s duties and services, unless such loss arises from the Gross Negligence, fraud, bad faith or wilful default in the performance of that Investment Adviser’s duties and services. In particular (but without limitation), the Investment Advisors shall not be liable for any loss which may be sustained in the holding or sale of any investment. The Investment Advisors may consult with legal counsel and accountants in respect of the SPV’s affairs and shall be fully protected and justified in any action or inaction which is taken in accordance with the advice or opinion of such legal counsel or accountants, provided that such legal counsel or accountants were selected with reasonable care.

8.2                               Each of the Investment Advisors shall be entitled to rely absolutely upon and shall not incur any liability in respect of any action taken or thing suffered in good faith in reliance upon any paper or document believed to be genuine and to have been sealed or signed by the proper parties or be in any way liable for any forged or unauthorised signature or seal affixed to any document. In discharging their respective duties hereunder, each of the Investment Advisors may, in the absence of manifest error, rely without enquiry upon all information supplied to it by the SPV or its director, or agents. The Investment Advisors may accept as sufficient evidence of any instruction, notice or other communication given to it by the SPV, or its director, or agents, any document or paper signed or purporting to be signed on behalf of the SPV by such person or persons whose signature the Investment Advisors are for the time being authorised to accept.

8.3                               Each of the Investment Advisors shall send to the SPV as soon as possible all notices of claims, summonses or writs which it receives from third parties in relation to the affairs of the SPV, and no liability of any kind shall be admitted and no undertaking given nor shall any offer, promise or payment be made or legal expenses incurred by the Investment Advisors in relation to any such claim, summons or writ without the written consent of the SPV.

8.4                               The Investment Advisors shall not be required or entitled to take any legal action on behalf of the SPV, or otherwise in respect of its services hereunder other than on such terms as the Investment Advisors may in its absolute discretion agree and unless fully indemnified to its reasonable satisfaction for all costs and liabilities in connection therewith.

9.                                      REPRESENTATIONS AND WARRANTIES

9.1                               Each of the parties hereto hereby represents and warrants to the other parties hereto that it has full legal right and authority to enter into this Agreement and to perform its obligations hereunder in accordance with the terms of this Agreement.

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10.                               DURATION AND TERMINATION

10.1                        This Agreement shall continue in full force and effect until terminated pursuant to Sections 10.2, 10.3 and 10.4 below.

10.2                        The SPV may terminate this Agreement with respect to either or both Investment Advisors following 30 days’ notice in writing to the relevant Investment Adviser(s).

10.3                       (a)                                  The SPV may terminate this Agreement at any time by notice in writing to either or both of the Investment Advisors if such Investment Adviser (“Defaulting Party”) shall at any time during the continuance of this Agreement:

(i)                                     commit any material breach of this Agreement or commit persistent breaches of this Agreement which is or are either incapable of remedy or have not been remedied within thirty (30) days of the SPV serving notice upon the Defaulting Party requiring it to remedy same;

(ii)                                  be unable to pay its debts as they fall due or otherwise become insolvent or enter into any composition or arrangement with or for the benefit of its creditors or any class thereof;

(iii)                               be the subject of any petition for the appointment of an examiner, administrator, trustee, official assignee or similar officer to it or in respect of its affairs or assets;

(iv)                              have a receiver appointed over all or any substantial part of its undertaking, assets or revenues;

(v)                                 be the subject of an effective resolution for its winding up except in relation to a voluntary winding up for the purposes of reconstruction or amalgamation upon terms previously approved in writing by the other party; and

(vi)                              be the subject of a court order for its winding up or liquidation.

(b)                                 Either of the Investment Advisors may terminate this Agreement with respect to its services to the SPV at any time by notice in writing to the SPV if the SPV (“Defaulting Party”) shall at any time during the continuance of this Agreement:

(i)                                     commit any material breach of this Agreement or commit persistent breaches of this Agreement which is or are either incapable of remedy or have not been remedied within thirty (30) days of the SPV serving notice upon the Defaulting Party requiring it to remedy same;

(ii)                                  be unable to pay its debts as they fall due or otherwise become insolvent or enter into any composition or arrangement with or for the benefit of its creditors or any class thereof;

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(iii)                               be the subject of any petition for the appointment of an examiner, administrator, trustee, official assignee or similar officer to it or in respect of its affairs or assets;

(iv)                              have a receiver appointed over all or any substantial part of its undertaking, assets or revenues;

(v)                                 be the subject of an effective resolution for its winding up except in relation to a voluntary winding up for the purposes of reconstruction or amalgamation upon terms previously approved in writing by the other party; and

(vi)                              be the subject of a court order for its winding up or liquidation.

10.4                           The SPV may terminate this Agreement immediately with respect to either Investment Adviser in the event that such Investment Adviser is no longer permitted to perform its obligations under any applicable law.

10.5                        On the termination of this Agreement;

(i)                          the Investment Advisors shall be entitled to receive all fees and other monies accrued and due, up to the date of such termination;

(ii)                       the Investment Advisors shall immediately deliver to the SPV or, as it shall direct, all correspondence and records of all and every description relating to the affairs of the SPV which are in the Investment Advisors possession or under the Investment Advisors control and shall not be entitled to any lien in respect of any of the foregoing.

10.6                        The termination of this Agreement shall be without prejudice to any rights that may have accrued hereunder to any party hereto against the other parties hereto before such termination.

11.                               DEALINGS OF THE INVESTMENT ADVISORS

11.1                       Nothing in this Agreement shall prevent either of the Investment Advisors from acting as manager, Investment Adviser, or in any other capacity whatsoever for any other person on such terms as such Investment Adviser may arrange, so long as its services to the SPV are not materially impaired thereby and such Investment Adviser shall not be liable to account for any profit earned, or other benefit arising therefrom. The Investment Advisors shall not be deemed to be affected with notice of, or to be under any duty to disclose to the SPV any fact or thing which may come to the notice of that Investment Adviser, or any director, officer, employee or agent of such Investment Adviser, in the course of, or in connection with such Investment Adviser rendering such services to any other person or in any manner whatsoever, otherwise than in the course of carrying out its duties.

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11.2                        Nothing in this Agreement shall render either of the Investment Advisors liable to account for any profit earned or other benefit arising from any advice given by such Investment Adviser to any other person, company, joint venture, mutual fund or other collective investment scheme or trustee or manager thereof in relation to the acquisition, holding, financing, sale or disposal of any property, assets, securities or instruments of whatsoever nature including, without limitation, any property, assets, securities and instruments of a type acquired, held, financed, sold or disposed of by the SPV.

11.3                        Subject to section 8 of this Agreement, nothing in this Agreement shall render the Investment Advisors liable for any loss or damage suffered or incurred by the SPV out of or in connection with any decision or action by such Investment Adviser to offer to any other person, or arising out of or in connection with any failure by such Investment Adviser to offer to the SPV, or to advise the SPV of any opportunity to purchase, acquire, invest or participate in, hold, finance, sell or dispose of any Investments. The Investment Advisors shall not be liable to account to the SPV for any fees, commissions, profits or other benefits arising out of or in connection with any such transaction.

11.4                        It is hereby acknowledged and agreed that directors, officers, employees and agents of and shareholders in the Investment Advisors or any of their affiliates are or may from time to time be interested in the SPV as officers, agents, shareholders or otherwise. Officers, employees and agents of, or shareholders, in the SPV, are or may from time to time be interested in the Investment Advisors as directors, officers, employees, agents or shareholders or otherwise and it is hereby agreed and acknowledged that no person so interested shall be liable to account to any other person for any profit or benefit arising out of or in connection with any such interest.

12.                               CONFIDENTIALITY

12.1                       Each party hereby covenants with and undertakes to the other that, save as may be required by law or by any regulatory authority or agency or as may otherwise be contemplated by this Agreement, it shall keep secret and confidential and shall not disclose to any person any Confidential Information PROVIDED HOWEVER that it shall not be required to keep secret and confidential Confidential Information which has properly entered the public domain otherwise than through the default of such party.

12.2                        No public announcements shall be made or circular, notice or advertisement issued in connection with the subject matter of this Agreement by either of the parties to this Agreement without the prior written approval of the other party.

13.                               GENERAL PROVISIONS

13.1                        Force Majeure

Notwithstanding anything herein contained, if after the execution of this Agreement there shall come to the attention of either of the Investment Advisors such a change in national or international financial, political or economic conditions, currency exchange rates or exchange controls, or other laws or regulations as would, in its opinion, be likely to prejudice materially the ability of the Investment Advisors to carry out their duties and

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functions hereunder, either of the Investment Advisors may elect, by notice to the SPV given at any time (after consultation with the Director if such consultation is reasonably believed by the relevant Investment Adviser to be practicable), to treat such change as (except as otherwise specifically provided herein or therein) releasing and discharging the Investment Advisors from all further obligations under or pursuant to this Agreement.

13.2                        Waiver

A waiver by any party of any breach of any of the terms, provisions or conditions of this Agreement or the acquiescence of such party in any act (whether commission or omission) which but for such acquiescence would be a breach as aforesaid shall not constitute a general waiver of such term provision or condition or of any subsequent act contrary thereto. Any liability of any party under the provisions of this Agreement may in whole or in part be released compounded or compromised by such party in its absolute discretion as regards any other party under such liability without in any way prejudicing or affecting its rights against the remaining parties under the same or a like liability whether joint and several or otherwise.

13.3                        Counterparts

This Agreement may be executed in any number of counterparts by the parties on separate counterparts each of which when executed and delivered shall constitute an original and all such counterparts together constituting but one and the same instrument.

13.4                        Variation of Terms of Agreement

This Agreement shall only be capable of variation by agreement in writing between the Investment Advisors and the SPV.

13.5                        Assignments

This Agreement shall not be assignable in whole or in part by any of the parties hereto without the prior consent in writing of the other parties.

13.6                        Arm’s-Length Agreement

The SPV and each of the Investment Advisors each represents and warrants to the others and agrees that this Agreement constitutes an arm’s-length agreement among the SPV and each of the Investment Advisors. The Directors have approved this Agreement and reviewed the compensation arrangement and its risks. Based on the foregoing, the SPV represents that it understands the method of compensation provided for herein and its risks.

13.7                        No Partnership

This Agreement shall not be deemed to create any partnership between either of the Investment Advisors and the SPV. Each of the Investment Advisors shall for all purposes be an independent contractor. The Investment Advisors shall have no authority to act for, represent, bind or obligate the SPV except as specifically provided in this Agreement.

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13.8                        No Licence

Each party acknowledges for the benefit of the others that nothing in this Agreement grants any rights, except as explicitly contained in this Agreement, in any intellectual property belonging to or developed by a party and that this Agreement does not constitute a licence in respect of such intellectual property.

13.9                       Notices

Every notice to be given in accordance with this Agreement shall be in writing and shall be expressed to be a notice given hereunder and shall be deemed duly given:

(i)                                     upon being left on a business day at the address set out in this Agreement of the party to whom it is being given or at such other address as such party shall have previously communicated by notice to the party giving such first mentioned notice; or

(ii)                                  upon receipt if posted by prepaid registered post to the address set out in this Agreement of the party to whom it is being posted, or such other address as such party shall have previously communicated by notice to the party giving such first mentioned notice; or

(iii)                               upon receipt if transmitted on a business day by facsimile to the correct facsimile number of the party to whom it is being transmitted;

Provided that: where the notice has been transmitted by facsimile the party who has transmitted it shall (without prejudice to the validity of the notice given) send a copy of the notice by prepaid registered post to the party to whom it has been transmitted to that party’s address set out in this Agreement or to such other address as such party shall have previously communicated by notice to the party giving such first mentioned notice.

13.10                 Entire Agreement

This Agreement and its attached schedule contains all of the terms agreed upon or made by the parties relating to the subject matter of this Agreement, and supersedes all prior and contemporaneous agreements, negotiations, correspondence, undertakings and communications of the parties, oral or written, respecting such subject matter.

13.11                 Severability

Each of the provisions in this Agreement are separate and severable and enforceable accordingly and if at any time any provision is adjudged by any court of competent jurisdiction to be void or unenforceable the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby.

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13.12                 Reservation of Rights

No failure on the part of either party to exercise, and no delay on its part in exercising, any right or remedy under this Agreement shall operate on a waiver thereof, nor shall any single or partial exercise of any right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

13.13                 Governing Law and Jurisdiction

This Agreement shall be governed by and construed in accordance with the laws of the Cayman Islands and each party agrees to submit to the non-exclusive jurisdiction of the courts of the Cayman Islands as regards any claim or matter arising under this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date written above.

F2 Bioscience III L.P.

By:

Name:	Daniel Shapiro
Title:	Authorised signatory
F2 Bioscience GP Ltd
as General Partner of
F2 Bioscience III L.P.

F2 Capital Limited

By:

Name:	Dr Morana Jovan-Embiricos
Title:	Director

Park Vale Capital Ltd

By:

Name:	Katherine Priestley
Title:	Director

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SCHEDULE

Investment Advisory Fees

The SPV shall pay a calendar quarterly investment advisory fee in advance to each of the Investment Advisers for the period prescribed in accordance with the Amended and Restated Limited Partnership Agreement of F2 Bioscience III L.P.. The total calendar quarterly investment advisory fee paid by F2 Bioscience III L.P. shall be equal to one-quarter of two percent (1/4 of 2%) per annum of the Committed Capital of the Limited Partners of F2 Bioscience III L.P. For any period of the term of F2 Bioscience III L.P. that is less than a calendar quarter the investment advisory fee shall be pro-rated for the number of days in that calendar quarter to which it applies. The allocation of the investment advisory fee between the Investment Advisers shall be as agreed in writing by the SPV and the Investment Advisers from time to time.

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Exhibit 7

RADIUS HEALTH, INC.

POWER OF ATTORNEY

Know all by these presents, that each of the undersigned hereby constitutes and appoints Morag Law, signing singly and each acting individually, as the undersigned’s true and lawful attorneys-in-fact to:

(1)           execute for and on behalf of the undersigned, in the undersigned’s capacity as an officer and/or director and/or beneficial owner of Radius Health, Inc. (the “Company”), Schedules 13D and 13G in accordance with Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder;

(2)           do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13D or 13G and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3)           take any other action of any type whatsoever in connection with the foregoing which, in the opinion of any such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by any such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 13 of the Securities Exchange Act of 1934, as amended, or Regulation 13D-G promulgated thereunder.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedules 13D or 13G with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by each of the undersigned, respectively, in a signed writing delivered to the foregoing attorney-in-fact.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 2nd day of May, 2013.

/s/ Morana Jovan-Embiricos
Name:	Morana Jovan-Embiricos

/s/ Katherine Priestley
Name:	Katherine Priestley

F2 BIOSCIENCE III, L.P.

By: F2 Bioscience GP Ltd., General Partner

By:	/s/ Daniel Shapiro
Name:

F2 BIOSCIENCE GP LTD.

By:	/s/ Daniel Shapiro
Name:

F2 CAPITAL Limited

By:	/s/ Morana Jovan-Embiricos
Name:

[Signature Page to Power of Attorney]